Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Amounts in USD

Dates

Collection Period No.	45				
Collection Period (from... to)	1-Feb-2024	29-Feb-2024			
Determination Date	13-Mar-2024				
Record Date	14-Mar-2024				
Distribution Date	15-Mar-2024				
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2024	15-Mar-2024	Actual/360 Days	29	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2024	15-Mar-2024	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	80,020,000.00	57,477,478.79	50,131,948.18	7,345,530.61	91.796184	0.626493
Total Note Balance	**1,061,220,000.00**	**57,477,478.79**	**50,131,948.18**	**7,345,530.61**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	84,688,625.86	77,343,095.25			
Yield Supplement Overcollateralization Amount	36,332,043.60	2,049,896.12	1,824,706.19			
Pool Balance	**1,124,777,926.44**	**86,738,521.98**	**79,167,801.44**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.770000%	36,881.38	0.460902	7,382,411.99	92.257086
Total		**$36,881.38**		**$7,382,411.99**	

Amounts in USD

Available Funds	
Principal Collections	7,351,680.56
Interest Collections	294,361.79
Net Liquidation Proceeds	120,878.50
Recoveries	23,933.24
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	47,400.86
Available Collections	**7,838,254.95**
Reserve Fund Draw Amount	0.00
Available Funds	**7,838,254.95**

Distributions	
(1) Total Servicing Fee	72,282.10
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	36,881.38
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	7,345,530.61
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	383,560.86
Total Distribution	**7,838,254.95**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	72,282.10	72,282.10	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	36,881.38	36,881.38	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	36,881.38	36,881.38	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	36,881.38	36,881.38	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	7,345,530.61	7,345,530.61	0.00
Aggregate Principal Distributable Amount	7,345,530.61	7,345,530.61	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	20,205.32
minus Net Investment Earnings	20,205.32
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	20,205.32
Net Investment Earnings on the Collection Account	27,195.54
Investment Earnings for the Collection Period	47,400.86

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	86,738,521.98	8,808
Principal Collections	5,571,035.75	
Principal Collections attributable to Full Pay-offs	1,780,644.81	
Principal Purchase Amounts	0.00	
Principal Gross Losses	219,039.98	
Pool Balance end of Collection Period	79,167,801.44	8,416
Pool Factor	7.04%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.07%
Weighted Average Number of Remaining Payments	52.53	16.86
Weighted Average Seasoning (months)	11.02	52.98

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	78,357,269.46	8,344	98.98%
31-60 Days Delinquent	613,154.43	54	0.77%
61-90 Days Delinquent	135,774.35	13	0.17%
91-120 Days Delinquent	61,603.20	5	0.08%
Total	79,167,801.44	8,416	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.249%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	219,039.98	20	11,462,379.83	439
Principal Net Liquidation Proceeds	120,674.40		4,466,751.99	
Principal Recoveries	22,741.29		4,466,338.54	
Principal Net Loss / (Gain)	75,624.29		2,529,289.30	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.094%
Prior Collection Period	(0.258%)
Second Prior Collection Period	0.780 %
Third Prior Collection Period	0.126 %
Four Month Average	0.436%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.225%
Average Net Loss / (Gain)	5,761.48

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.